5/31

02042842

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ungava Minerals Corp.

*CURRENT ADDRESS

PROCESSED AUG 01 2002 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4436 FISCAL YEAR 11-30-98

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/25/02

82-4436

02 MAY 31 AM 11:49

AR/S

11-30-98

UNGAVA MINERALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED NOVEMBER 30, 1997
AND TEN MONTHS ENDED NOVEMBER 30, 1996

Wasserman
Ramsay

UNGAVA MINERALS CORP.

CONSOLIDATED BALANCE SHEETS - NOVEMBER 30, 1997 AND 1996

	1997	1996
ASSETS		
Current		
Cash	$ 6,869	$ -
Accounts receivable and prepaid expenses	66,350	-
Marketable securities (Market value $674,546, 1996 - $170,475)	543,752	170,475
	616,971	170,475
Capital assets *(Note 3)*	81,032	-
Mineral resource properties *(Note 5)*	678,115	571,326
Deferred exploration expenditures	655,493	590,608
	$ 2,031,611	$ 1,332,409
LIABILITIES		
Current:		
Bank overdraft	$ -	$ 43
Accounts payable and accrued liabilities	69,114	114,040
Advance on flow through offering	-	186,112
	69,114	300,195
SHAREHOLDERS' EQUITY		
Capital stock *(Note 9)*	3,702,744	2,245,744
Deficit	(1,740,247)	(1,213,530)
	1,962,497	1,032,214
	$ 2,031,611	$ 1,332,409

Approved on behalf of the Board

Glen Erikson, Director

W. R. Lincoln Torrance, Director

The accompanying notes form an integral part of these consolidated financial statements

Wasserman Ramsay

UNGAVA MINERALS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

YEAR ENDED NOVEMBER 30, 1997
AND TEN MONTHS ENDED NOVEMBER 30, 1996

	1997	1996
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the period	$ (526,717)	$ (1,039,702)
Add: Items not involving an outlay of cash		
Loss (Gain) on sale of marketable securities	(15,779)	194,552
Write down of marketable securities to market value	-	525,320
Depreciation	25,308	-
Net change in non-cash working capital items	(111,276)	41,769
	(628,464)	(278,061)
Investing:		
Amalgamation costs	-	(76,734)
Purchase of marketable securities	(756,115)	-
Proceeds from sale of marketable securities	398,617	511,583
Purchase of capital assets *(Note 6)*	(106,340)	-
Deferred exploration expenditures	(106,789)	(289,709)
Acquisition of mineral resource properties	(64,885)	(53,326)
	(635,512)	91,814
Financing:		
Issuance of common shares *(Note 9)*	1,457,000	-
Advance on flow through share funds	(186,112)	186,112
	1,270,888	186,112
Net change in cash during the period	6,912	(135)
Cash (bank overdraft), beginning of period	(43)	92
Cash (bank overdraft), end of period	$ 6,869	$ (43)

The accompanying notes form an integral part of these consolidated financial statements

4. Amalgamation:

The Company was formed on August 1, 1996 through the amalgamation of Coretek Vencap Inc. ("Coretek") and Ungava Minerals Corp. ("Ungava"). The amalgamation resulted in the former shareholders of Ungava owning approximately 86% of the common shares of the Company and control over the board of directors. Ungava is therefore deemed to be the acquiror for accounting purposes and its assets and liabilities are recorded at their historic values at the date of acquisition. and the assets and liabilities of Coretek have been carried forward at their fair market values. The cost of the amalgamation of $76,734 have been included under deficit.

For reporting purposes the Company is considered to be a continuation of Ungava and the results of operations of Coretek for the period prior to acquisition have been eliminated.

5. Mineral resource properties:

	1997	1996
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See (i) below]	$ 517,300	$ 500,000
(b) 100% working interest in mineral permit located in the Ungava area of Ruperts Land, Province of Quebec [see (ii) below)	31,962	31,962
(c) 100% working interest in various mineral permits located in the Ungava area of Ruperts Land, Province of Quebec [See (iii)below]	79,617	39,364
(d) 100% interest in various mineral claims located in the Townships of Garreau and 22K04, Province of Quebec. [see (iv) below]	49,236	-
	$ 678,115	$ 571,326

(i) Pursuant to an agreement dated January 20, 1995, the Company's subsidiary acquired from the former shareholders, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. As consideration, the Company 's subsidiary issued 5,000,000 common shares from its treasury. These shares on October 25, 1995 were exchanged for shares of Ungava Minerals Corp.

(ii) Pursuant to an agreement dated October 2, 1995, one of the Company's subsidiaries acquired from a former shareholder, a 100% working interest in a mineral permit located in the Ungava area of Ruperts Land, Quebec, for cash of $18,000.

(iii) Staked by the Company during the current and prior years.

All properties of the Company are subject to net smelter returns royalties aggregating 2% in favour of the vendors.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED NOVEMBER 30, 1997
AND TEN MONTHS ENDED NOVEMBER 30, 1996

7. Acquisition (continued):

The following is a summary of the purchase consideration and the net assets acquired:

Current Assets	$ 80
Long-term investments	1,041,720
Mining interest and deferred development expenditures	818,900
	1,860,700
Less: Liabilities	40,000
	$ 1,820,700
Purchase consideration	
Issuance of 6,069,148 common shares	$ 1,820,700

8. Commitments:

The Company is committed to paying management and consulting fees under various agreements (including *those disclosed in Note 6(a) above) as well as a lease on its premises in each of the fiscal years ending* November 30, as follows:

1998	$ 127,955
1999	$ 117,955
2000	$ 23,355
2001	$ 14,755
2002	$ 3,689

9. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Shares issued on purchase of subsidiary	6,069,148	$ 1,820,744
Shares issued for cash	1,416,666	425,000
Balance as at January 31, 1996	7,485,814	2,245,744
Shares issued on amalgamation *(see below)*	5,537,543	-
Balance as at November 30, 1996	13,023,357	$ 2,245,744
Shares issued for exercise of warrants	3,878,333	1,156,500
Shares issued - exercise of stock options	50,000	50,000
Issued Flow through shares	1,252,500	250,500
Balance November 30, 1997	18,204,190	$ 3,702,744

UNGAVA MINERALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 1998 AND 1997

UNGAVA MINERALS CORP.

CONSOLIDATED BALANCE SHEET - NOVEMBER 30, 1998 AND 1997

	1998	1997
ASSETS		
Current		
Cash	$ 665	$ 6,869
Amounts receivable	-	66,350
Marketable securities (Market value - $77,940, 1997 - $674,546)	77,940	543,752
	78,605	616,971
Capital assets *(Note 3)*	80,646	81,032
Mineral resource properties *(Note 4)*	659,602	678,115
Deferred exploration expenditures	661,563	655,493
	$ 1,480,416	$ 2,031,611
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 109,261	$ 69,114
SHAREHOLDERS' EQUITY		
Capital stock *(Note 7)*	3,702,744	3,702,744
Deficit	(2,331,589)	(1,740,247)
	1,371,155	1,962,497
	$ 1,480,416	$ 2,031,611

Approved on behalf of the Board

Glen Erikson, Director W. R. Lincoln Torrance, Director

The accompanying notes form an integral part of these consolidated financial statements

Wasserman Ramsay

UNGAVA MINERALS CORP.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

YEARS ENDED NOVEMBER 30, 1998 AND 1997

	1998	1997
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the year	$ (591,342)	$ (526,717)
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	(122,001)	(15,779)
Write down of marketable securities to market value	291,300	-
Write down of mineral resource properties	62,120	-
Depreciation	14,776	25,308
Net change in non-cash working capital items	106,377	(111,276)
	(238,770)	(628,464)
Investing:		
Purchase of marketable securities	(274,440)	(756,115)
Proceeds from sale of marketable securities	570,953	398,617
Purchase of capital assets	(14,390)	(106,340)
Mineral resource properties (net of option payments received)	(43,607)	(106,789)
Deferred exploration expenditures	(6,070)	(64,885)
	232,446	(635,512)
Financing:		
Issuance of common shares *(Note 7)*	-	1,457,000
Advance on flow through share funds	-	(186,112)
	-	1,270,888
Net change in cash during the year	(6,324)	6,912
Cash (bank overdraft), beginning of year	6,989	(43)
Cash, end of year	$ 665	$ 6,869

The accompanying notes form an integral part of these consolidated financial statements

3. **Capital assets:**

	Cost	Accumulated Amortization	Net 1998	Net 1997
Automotive equipment	$ 31,074	$ 13,890	$ 17,184	$ 21,752
Furniture and fixtures	80,323	21,842	58,481	52,747
Computer equipment	9,333	4,352	4,981	6,533
	$ 120,730	$ 40,084	$ 80,646	$ 81,032

4. **Mineral resource properties:**

	1998	1997
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See (i) below]	$ 534,600	$ 517,300
(b)100% working interest in mineral permit located in the Ungava area of Ruperts Land, Province of Quebec [see (ii) below)	45,924	31,962
(c)100% working interest in various mineral permits located in the Ungava area of Ruperts Land, Province of Quebec [See (iii)below]	-	62,120
(d)100% interest in various mineral claims located in the Townships of Garreau and 22K04, Province of Quebec. [see (iv) below]	79,078	66,733
	$ 659,602	$ 678,115

(i) Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000.

(ii) Pursuant to an agreement dated October 2, 1995, one of the Company's subsidiaries acquired from a former shareholder, a 100% working interest in a mineral permit located in the Ungava area of Ruperts Land, Quebec, for cash of $18,000.

(iii) Staked by the Company during prior years. The permits were written off in the current year when the Company failed to make required payments to keep them in good standing.

(iv) Acquired during the prior year by the Company's wholly owned subsidiary North American Titanium Inc. from an individual who is an officer, director and shareholder for reimbursement of his expenses in the amount of $30,000. The claims are subject to a 2% net smelter returns royalty in favour of the related party. The balance of cost incurred during the year were for staking of further claims in the area. During the current year the Company signed an option agreement for a 100% interest in these claims. To exercise the option the optionee must pay the Company, over a two year period, a total of $90,000 cash and issue 150,000 common shares from treasury. To date the Company has received $15,000 and 10,000 common shares.

All properties of the Company are subject to net smelter returns royalties aggregating 2% in favour of the vendors.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 1998 AND 1997

8. Stock options and share purchase warrants:

As at November 30, 1998 there are 2,700,000 stock options outstanding to directors, officers, consultants and employees exercisable at prices ranging from $0.30 to $1.00 per share, expiring June 3, 1999 to August 26, 2006.

9. Income taxes:

The Company has available approximately $1,297,423 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003, 2004 and 2005.

10. Uncertainty due to Year 2000 Issue:

The year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Wasserman Ramsay

Chartered Accountants

North American Centre, Xerox Tower
5650 Yonge Street, Suite 1303, North York, Canada M2M 4G3
Tel. (416) 226-4631 Fax (416) 226-9562
Internet Email: <kevram@ibm.net>

AUDITOR'S REPORT

To the Shareholders of
Ungava Minerals Corp.:

We have audited the consolidated balance sheets of Ungava Minerals Corp. as at November 30, 1999 and 1998 and the consolidated statements of operations, deficit and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1999 and 1998 and the results of its operations and changes in its financial position for the years then ended in accordance with generally accepted accounting principles.

Toronto, Ontario
April 14, 2000

Chartered Accountants

UNGAVA MINERALS CORP.

CONSOLIDATED STATEMENT OF OPERATIONS

YEARS ENDED NOVEMBER 30, 1999 AND 1998

	1999	1998
Revenue:		
Gain on sale of marketable securities	$ 5,282	$ 122,001
Expenses:		
Depreciation expense	17,178	14,776
Operating, administrative and general *(Note 5)*	135,326	345,147
	152,504	359,923
Net loss for the year before undernoted items	(147,222)	(237,922)
Write down of investments to market value	-	291,300
Write down of mineral resource properties and exploration expenditures *[Note 4(c)]*	68,301	62,120
Net loss for the year	$ 215,523	$ 591,342
Loss per share	$ 0.01	$ 0.03
Weighted average number of shares outstanding	18,204,190	18,204,190

CONSOLIDATED STATEMENT OF DEFICIT

YEARS ENDED NOVEMBER 30, 1999 AND 1998

	1999	1998
Deficit, beginning of year	$ 2,331,589	$ 1,740,247
Net loss for the year	215,523	591,342
Deficit, end of year	$ 2,547,112	$ 2,331,589

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 1999 AND 1998

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., Ungava Capital Inc. North American Titanium Inc. and 1222256 Ontario Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

Automotive equipment	30% declining balance
Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance

(iv) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(v) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

5. Related party transactions and balances:

a) The Company has entered into a management agreement with a director for fees of $8,600 per month. The agreement expires December 1, 2000. Included under operating, administrative and general expenses is $103,200 (1998 - $103,200) related to this agreement.

b) All of the capital assets purchased during the prior year were purchased from an individual who is an officer, director and shareholder.

c) Included in accounts payable is $179,847 (1998 - $45,295) due to a director of the Company on accounts of management fees (as disclosed above) and in advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

6. Commitments:

The Company is committed to paying management and consulting fees under various agreements (including those disclosed in Note 5(a) above) in each of the fiscal years ending November 30, as follows:

2000	$ 103,200
2001	8,600
	$ 111,800

7. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Balance November 30, 1999 and 1998	18,204,190	$ 3,702,744

No shares were issued in 1999 or 1998.

Pursuant to an amalgamation agreement with Coretek dated June 18, 1996 and articles of amalgamation filed August 1, 1996, each issued and outstanding Coretek share was converted into one (1) issued and fully paid amalgamated Ungava share and each issued and outstanding pre-amalgamation Ungava share was converted into one and one-half (1-1/2) issued and fully-paid amalgamated Ungava share. A total of 1,794,636 and 11,228,721 amalgamated shares were issued to the former shareholders of Coretek and pre-amalgamated Ungava shareholders respectively

UNGAVA MINERALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2000 AND 1999

Wasserman
Ramsay

UNGAVA MINERALS CORP.

CONSOLIDATED BALANCE SHEETS - NOVEMBER 30, 2000 AND 1999

	2000	1999
ASSETS		
Current		
Marketable securities (Market value - $5,535, 1999 - $236,832)	$ 429	$ 76,211
	429	76,211
Capital assets *(Note 3)*	51,851	63,468
Mineral resource properties *(Note 4)*	17,301	651,043
Deferred exploration expenditures	-	655,493
	$ 69,581	$ 1,446,215
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 5)*	$ 124,209	$ 290,583
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock *(Note 7)*	3,702,744	3,702,744
Deficit	(3,757,372)	(2,547,112)
	(54,628)	1,155,632
	$ 69,581	$ 1,446,215

Approved on behalf of the Board

Glen Erikson, Director

Felix Siwanowicz, Director

The accompanying notes form an integral part of these consolidated financial statements

Wasserman Ramsay

UNGAVA MINERALS CORP.

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED NOVEMBER 30, 2000 AND 1999

	2000	1999
Deficit, beginning of year	$ (2,547,112)	$ (2,331,589)
Net loss for the year	(1,210,260)	(215,523)
Deficit, end of year	$ (3,757,372)	$ (2,547,112)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED NOVEMBER 30, 2000 AND 1999

	2000	1999
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the year	$ (1,210,260)	$ (215,523)
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	(228,936)	(5,282)
Write down of mineral resource properties and exploration expenditures	1,306,535	68,301
Depreciation	11,617	17,178
Net change in non-cash working capital items	(166,374)	181,322
	(287,418)	45,996
Investing:		
Proceeds from sale of marketable securities	304,718	7,011
Renewal fee for mineral resource properties	(17,300)	(53,672)
	287,418	(46,661)
Net change in cash during the year	-	(665)
Cash, beginning of year	-	665
Cash, end of year	$ -	$ -

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2000 AND 1999

3. Capital assets:

	Cost	Accumulated Amortization	Net 2000	Net 1999
Automotive equipment	$ 31,074	$ 22,654	$ 8,420	$ 12,029
Furniture and fixtures	80,323	39,333	40,990	47,952
Computer equipment	9,333	6,892	2,441	3,487
	$ 120,730	$ 68,879	$ 51,851	$ 63,468

4. Mineral resource properties:

	2000	1999
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See (i) below]	$ 17,301	$ 551,900
(b) 100% working interest in mineral permit located in the Ungava area of Ruperts Land, Province of Quebec [see (ii) below]	-	59,908
(c) 100% interest in various mineral claims located in the Townships of Garreau and 22K04, Province of Quebec. [see (iii) below]	-	39,235
	$ 17,301	$ 651,043

(i) Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the current year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (see Note 10).

(ii) Pursuant to an agreement dated October 2, 1995, one of the Company's subsidiaries acquired from a former shareholder, a 100% working interest in a mineral permit located in the Ungava area of Ruperts Land, Quebec, for cash of $18,000. During the current year these claims expired and were written-off. Exploration expenditures associated with these expired claims were also written-off.

(iii) Acquired by the Company's wholly owned subsidiary North American Titanium Inc. from an individual who is an officer, director and shareholder for reimbursement of his expenses in the amount of $30,000. The claims are subject to a 2% net smelter returns royalty in favour of the related party. The balance of cost incurred were for staking of further claims in the area. During the current year this property was written off on abandonment of the claims.

All properties of the Company are subject to a 2% net smelter returns royalty to Canadian Royalties Inc.

UNGAVA MINERALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2001 AND 2000

UNGAVA MINERALS CORP.

CONSOLIDATED BALANCE SHEETS - NOVEMBER 30, 2001 AND 2000

	2001	2000
ASSETS		
Current		
Marketable securities (Market value - 2000 - $5,535)	$ -	$ 429
Capital assets *(Note 3)*	-	51,851
Mineral resource properties *(Note 4)*	17,301	17,301
	$ 17,301	$ 69,581
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 5)*	$ 258,229	$ 124,209
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 7)*	3,702,744	3,702,744
Deficit	(3,943,672)	(3,757,372)
	(240,928)	(54,628)
	$ 17,301	$ 69,581

See Status of Operations Note 1

Approved on behalf of the Board

"Glen Erikson"
Glen Erikson, Director

"Felix Siwanowicz"
Felix Siwanowicz, Director

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED NOVEMBER 30, 2001 AND 2000

	2001	2000
Deficit, beginning of year	$(3,757,372)	$ (2,547,112)
Net loss for the year	(186,300)	(1,210,260)
Deficit, end of year	$(3,943,672)	$ (3,757,372)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED NOVEMBER 30, 2001 AND 2000

	2001	2000
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the year	$ (186,300)	$ (1,210,260)
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	(5,106)	(228,936)
Write down of capital assets	44,354	-
Write down of mineral resource properties and exploration expenditures	-	1,306,535
Depreciation	7,497	11,617
Net change in non-cash working capital items	134,020	(166,374)
	(5,535)	(287,418)
Investing:		
Proceeds from sale of marketable securities	5,535	304,718
Renewal fee for mineral resource properties	-	(17,300)
	5,535	287,418
Net change in cash during and end of the year and cash end of year	$ -	$ -

The accompanying notes form an integral part of these consolidated financial statements

3. Capital assets:

	Cost	Accumulated Amortization	Net 2001	Net 2000
Automotive equipment	$ 31,074	$ 31,074	$ -	$ 8,420
Furniture and fixtures	80,323	80,323	-	40,990
Computer equipment	9,333	9,333	-	2,441
	$ 120,730	$ 120,730	$ -	$ 51,851

During the current year the Company wrote off its capital assets as they are no longer productive in the business.

4. Mineral resource properties:

	2001	2000
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty.

All properties of the Company are subject to a 2% net smelter returns royalty which under contracts may be acquired by Canadian Royalties Inc.

5. Related party transactions and balances:

a) The Company has entered into a management agreement with a director for fees of $16,667 per month. The agreement expires September 30, 2008. Included under operating, administrative and general expenses is $119,333 (2000 - $103,200) related to this agreement.

b) All of the capital assets purchased during a prior year were purchased from an individual who is an officer, director and shareholder.

c) Included in accounts payable is $130,853 (2000 - $13,054) due to a director of the Company on accounts of management fees (as disclosed above) and in advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

UNGAVA MINERALS CORP.

ANNUAL REPORT
FOR THE FINANCIAL YEAR ENDED
NOVEMBER 30, 1998

Ungava Minerals Corp. (the "Corporation") was formed on August 1, 1996 by the amalgamation of Coretek Vencap Inc. ("Coretek") and Ungava Minerals Corp. ("UMC"). For financial reporting purposes UMC was deemed to have acquired Coretek upon the amalgamation and UMC's assets and liabilities are recorded at their historic values at the date of acquisition and the assets and liabilities of Coretek have been carried forward at their fair market values. For financial reporting purposes, the Corporation is deemed to be a continuation of UMC and the results of operations of Coretek for the period prior to acquisition have been eliminated. The Corporation established a November 30 financial year-end. The consolidated financial statements of the Corporation include the accounts of its wholly owned subsidiaries, Ungava Mineral Exploration Inc., Ungava Capital Inc., North American Titanium Inc., and 1222256 Ontario Inc.

During the year, the Corporation received no income and its net loss for the period widened to $591,342 ($0.03 per share) as compared to UMC's net loss of $526,717 ($0.03 per share) for the comparable prior period. Deficit increased to $2,331,589 at year-end from $1,740,247 for the comparable prior year-end. At year-end, current assets were $78,605 as compared to $616,971 for the comparable prior period and current liabilities were $109,261 compared to $69,114 for the comparable prior period.

On 2 September 1998, High North Resources Inc., formerly Canadian States Resources Inc. gave notice that it relinquished all its rights under the Agreement of 15 May 1997 regarding an option of the Corporation's Ungava Through mineral permits and claims.

During the year, North American Titanium Inc. signed an Option Agreement under which a Montreal Stock Exchange listed third party could earn a 100% interest in a vanadium prospect in the Province of Québec by carrying out a work program on the property and paying $90,000 in cash and issuing 150,000 of its shares. To date, the optionee has paid the optionor $15,000 and issued 10,000 of its common shares.

In the period to 30 November, 1998 no common shares were issued by the Corporation nor were any options granted.

UNGAVA MINERALS CORP.

ANNUAL REPORT
FOR THE FINANCIAL YEAR ENDED
NOVEMBER 30, 2000

Ungava Minerals Corp. (the "Corporation") was formed on August 1, 1996 by the amalgamation of CoretekVencap Inc. ("Coretek") and Ungava Minerals Corp. ("UMC"). For financial reporting purposes UMC was deemed to have acquired Coretek upon the amalgamation and UMC's assets and liabilities are recorded at their historic values at the date of acquisition and the assets and liabilities of Coretek have been carried forward at their fair market values. For financial reporting purposes, the Corporation is deemed to be a continuation of UMC and the results of Operations of Coretek for the period prior to acquisition have been eliminated. The Corporation established a November 30 financial year-end. The consolidated financial statements of the Corporation include the accounts of its wholly owned subsidiaries, Ungava Mineral Exploration Inc., Ungava Capital Inc., North American Titanium Inc., and 1222256 Ontario Inc.

During the year, the Corporation received net income of $96,275 derived from gain on sale of marketable securities, and its net loss for the period widened to $1,210,260 ($0.07 per share) as compared to UMC's net loss of $215,523 ($0.01 per share) for the comparable prior period. Deficit increased to $3,757,372 at year-end from $2,547,112 for the comparable prior year-end. At the year-end, current assets were $51,851 as compared to $63,468 for the comparable prior period and current liabilities were $124,209 compared to $290,583 for the comparable prior period.

During the year the Corporation abandoned all its mining properties except Permit 970 and enclosed mining claims in the Ungava Trough area of Northern Québec. In connection therewith it took a writedown of mineral resource properties and exploration expenditures of $1,306,535.

In the period to 30 November, 2000 no common shares were issued by the Corporation, nor were any options issued.